Exhibit 99.3


                                 Minutes of the
                     Annual General Meeting of Shareholders
                              of ASML Holding N.V.
                             held on March 24, 2005


Chairman: H. Bodt

General

The following Minutes of the Annual General Meeting of Shareholders of ASML Holding N.V. ("ASML" or the "Company"), which meeting was held on March 24, 2005, have been prepared for information purposes only and do not purport to be complete. These Minutes are qualified in their entirety by reference to the Annual Report on Form 20-F of ASML for the year ended December 31, 2004 and other public filings made by ASML with the US Securities and Exchange Commission ("SEC"). ASML does not guarantee the comprehensiveness or accuracy of the information contained in these Minutes, and undertakes no obligation to update or correct any of the statements or information contained herein.

1.       Opening

The Chairman opened the Annual General Meeting of Shareholders of ASML on behalf of the Board of Management and the Supervisory Board and welcomed every one present. Messrs. Meurice, Wennink, Van den Brink and Chavoustie were present on behalf of the Board of Management; Messrs. Westerburgen, Van der Poel, Attardo, Dekker, Grassmann and the Chairman were present on behalf of the Supervisory Board. Mr. Frohlich was absent due to other commitments.
The Chairman also welcomed the candidate members of the Supervisory Board, Ms. leke van den Burg and Mr. OB Bilous, and the external auditor, Mr. Bune of Deloitte, who was available for answering questions relating to the independent auditor's report.
Mr. Van Olffen, civil-law notary with De Brauw Blackstone Westbroek, acted as Secretary of the meeting.

The Chairman then gave the floor to Mr. Meurice, who gave a presentation on the most important accomplishments of 2004.

Mr. Meurice first presented ASML's market share growth from 1996 until present. Mr. Meurice informed the meeting that ASML's market share is currently approximately 50% worldwide. Market share is well divided over the various regions. Japan, where ASML does not currently have a significant market share, represents an area for potential market share growth for ASML.
In the area of technology there were a number of important developments in 2004, especially the shipment of 18 highly advanced 193nm systems, the improvement of the performance and cost effectiveness of these advanced systems, and the introduction of immersion technology. Finally, with respect to intellectual property, a settlement with Nikon was entered into, ASML's patent portfolio was enhanced and funding had been obtained for the development of advanced technologies.

Mr. Meurice then gave the floor to Mr. Wennink to discuss ASML's financial achievements in 2004.

Mr. Wennink informed the meeting that 2004 had been an excellent year for ASML, with sales increasing by 60% to EUR 2.46 million compared to 2003. 282 systems were sold in 2004 compared to 169 in 2003. In addition, ASML sees customers in the process of switching from 200mm to 300mm systems, which is important for ASML, as ASML has a strong position especially with respect to these 300mm systems.
The number of used systems sold increased by 15% in 2004, compared to 2003.
The sales per system type show that 64% of sales in 2004 consisted of 300mm systems, compared to 50% in 2003. The demand for leading-edge technology (193nm) systems was slightly lower than in 2003. The demand for mature products traditionally shows a strong increase at the expense of leading edge systems in an upturn.
Sales per region in 2004 showed a continued increase of the percentage of sales made in Asia, representing 50% of sales in 2003 and over 70% of sales in 2004. Sales per end-use show a shift towards the foundry industry.

In addition to the increase in sales, ASML's 2004 annual results showed an improved gross margin, which rose from 23.9% in 2003 to 36.7% in 2004. R&D costs increased from EUR 287 million in 2003 to EUR 331 million in 2004 as a result of EUR 49 million of costs for the cross-license concluded with Nikon. ASML's SG&A costs decreased by approximately 5% in 2004, excluding restructuring costs taken in 2003.
The operational result increased from a loss of EUR 155 million in 2003 to a profit of EUR 379 million in 2004. The net result improved significantly as well, from a loss of EUR 160 million in 2003 to a profit of EUR 235 million in 2004.

Mr. Wennink then presented a number of key financial trends, which showed that the focus on reducing the cost of goods of 300mm systems and improving organizational efficiency, combined with an improving market, in which more systems were sold against a higher average selling price, led to the 2004 results.

Mr. Wennink also explained that improvement in operational efficiency also had an impact on cash flow, noting ASML's achievement of generating a net cash amount of EUR 200 million in an upturn. Furthermore, the cash cycle time improved from 337 days in 2003 to 143 days in 2004.

Subsequently, Mr. Wennink discussed ASML's balance sheet. On the debit side there was an increase of ASML's cash position by EUR 200 million to over EUR
1.2 billion. Accounts Receivable and Inventories also increased compared to 2003 as a result of increased activities.
On the credit side of the balance sheet, ASML had long-term debt amounting to EUR 838 million as of December 31, 2004, which mainly consists of two outstanding series of convertible bonds which become due in 2006 and 2010. ASML's net cash balance amounted to approximately EUR 400 million as of December 31, 2004, which is not excessive for the industry in which ASML operates.

Finally, Mr. Wennink summarized the 2004 financial year: a record fourth quarter, the number of systems increased by 68% compared to 2003, sales rose by 60% in comparison with 2003, the average selling price of ASML systems increased to EUR 10.7 million, which is a reflection of ASML's technological leadership. Profitability strongly improved as a result of cost of goods reduction programs, gross margin improvement and the stabilization of operational expenses. The operational profit increased significantly and the break even point was lowered from 160 to 130 systems. Finally, liquidity improved as a result of cash generation and cash cycle time improvement.

Mr. Meurice continued the presentation with an update on the market situation and ASML's strategy. Mr. Meurice presented a chart showing a decrease in the number of chips sold since July 2004. Currently, there are no signs indicating that this trend would change. He noted that eventually this will have an impact on the number of systems sold in the semiconductor business. In addition, capacity utilization of all technology types decreased to approximately 80%. IC manufacturers' inventory levels are, relative to prior years, not very high.

Analyst expectations for 2005 vary: the average estimate with respect to sales is a growth of the semiconductor business of 1.5%. With respect to the number of systems sold, expectation indicates that between 400 and 500 lithography systems will be sold in the entire semiconductor market.
ASML's backlog as at December 31, 2004 amounted to 131 new systems, which is lower than the previous quarters of 2004. In value, however, this backlog amounted to EUR 1.7 billion, which is higher than at the start of 2004. Looking in more detail at the composition of the order portfolio, it shows that 63% of the backlog represents 193nm systems.

ASML's strategy is among other things directed at increasing market share. In the execution of its strategy, ASML will concentrate on maintaining technological leadership (XT systems, immersion and EUV), creating lead-time differentiation by, among other things, cycle-time reduction, inventory management and a maintaining a flexible work force, and improving cost competitiveness. In addition, a decision on FPD will be taken in due time.

Summarizing, Mr. Meurice mentioned that currently a correction in sales is taking place in the semiconductor industry, and that inventory levels and backlog are at good levels. However, there is uncertainty with respect to market developments in the second half of 2005. Therefore, ASML has prepared various scenarios to deal with potential changes in the market situation.

Then, Mr. Meurice presented an overview of the implementation of corporate governance regulations, especially the Dutch corporate governance code (the "Tabaksblat Code"), in 2004 and 2005. Mr. Meurice informed the meeting that foreign companies listed on the US stock exchange, like ASML, had been given extension until July 2006 with respect to the implementation of Section 404 of the Sarbanes-Oxley Act, but that this did not mean that ASML would delay the implementation. ASML will use the extension mainly to improve the quality of implementation.
Next, Mr. Meurice summed up the most important activities in 2004 and 2005 relating to the implementation of the Tabaksblat Code, as well as the deviations from the Code (see attachment 1 for a list of Deviations from the Tabaksblat Code).

The Chairman then gave the floor to civil-law notary Van Olffen, Secretary of the meeting, so that he could establish whether the formal requirements for convening the Company's General Meeting of Shareholders had been met, and to announce the precise numbers of shareholders and voting members present at the meeting.

Mr. Van Olffen informed the attendees that he had established that at the start of the meeting 153 shareholders were present or represented. Together they represented a total capital of EUR 1,032,647.50 and were entitled to cast 51,632,375 votes. Mr. Van Olffen added that, where required, attendees entitled to cast votes by proxy had submitted their written proxies to the Company and that these had been shown to him. Mr. Van Olffen furthermore established that the legal and statutory requirements relating to the convening, holding and attending of the General Meeting of Shareholders of the Company had been met and that the required documents had been made available for inspection at the places as prescribed by Dutch law and the Company's articles of association. Consequently, the meeting had been legally convened and was authorized to take decisions relating to all agenda items. Finally Mr. Van Olffen stated that according to the Chairman of ASML's Board of Management, no shareholders had exercised the right to propose additional agenda items.

The Chairman then moved on to item 2 of the agenda.

2.     Financial Statements and Annual Report 2004

       a. Report of the Board of Management on the activities of the Company for the financial year 2004.
       b.     Report of the Supervisory Board.
       c. Evaluation of the performance of the external auditor by the Audit Committee and the Board of Management.
       d.     Reserves and dividend policy - clarification.
       e. Adoption of the 2004 financial statements, as prepared in accordance with Dutch law.

The Chairman first summed up the elements which agenda item 2 consisted of and then gave the floor to Mr. Dekker, a member of the Audit Committee, in order to present the most important conclusions of the assessment of the performance of the external auditor.

Mr. Dekker informed the meeting that the evaluation of the external auditor is discussed by the Audit Committee on a regular basis. In addition, the Audit committee conducted a formal evaluation of the external auditor's performance in 2004, setting forth their conclusions in writing. The Audit Committee concluded that it was satisfied with the performance of the external auditor. Next, Mr. Dekker mentioned three aspects to which special attention was paid: the level of independence, the rotation of partners and the proportion of the audit versus non-audit fees.
The external auditor's policy is balanced, with on the one hand a critical attitude and on the other hand understanding of ASML's specific demands. Much attention was paid to the functioning of internal processes.
The Board of Management agreed with the Audit Committee's findings, and added that, especially with respect to the adoption of IFRS and implementation of the provisions of Section 404 of the Sarbanes-Oxley Act, a critical approach, as well as a cooperative attitude, is required from the external auditor, and that the external auditor has succeeded in that respect.

The Chairman continued by saying that ASML's current reserves and dividend policy is not to pay any dividend, nor to distribute reserves, but to invest those proceeds, if any, in research and development of new technologies.

Subsequently, the Chairman mentioned that, as a result of the introduction of the new structure regime, the financial statements are no longer adopted by the Supervisory Board, but by the General Meeting of Shareholders.

The Chairman then gave those present the opportunity to ask questions.

Mr. Van der Klis, representative of the Vereniging van Effectenbezitters on behalf of a total of 458,159 shares, remarked that he regretted the fact that the Annual Report was only published in the English language. Furthermore, he was of the opinion that the settlement with Nikon was not sufficiently explained in the Annual Report. He wanted to know whether the conclusion of the settlement entails an admission of guilt. In addition, he asked when ASML had started violating Nikon patents, why a cross-license with Nikon had been agreed upon, whether ASML's technology leadership might get lost in this manner, and whether the intangible assets of the patents had been activated. Finally, a remark was made about the legal fees paid in this case.

The Chairman answered that, as already explained various times in the past, ASML did not publish a Dutch version of the Annual Report in order to avoid possible differences of interpretation as a result of the translation, as well as because of efficiency reasons.

With respect to the questions relating to the Nikon case the Chairman remarked that in ASML's opinion, Nikon had started the proceedings against ASML in order to try to prevent ASML from obtaining a certain market share. A lot of money and resources had been spent in the proceedings, which is regrettable, but the legal fees are well spent. The alternative was a considerably higher loss. The settlement is important, among other things, because the cross-license agreement has a positive impact on the efficiency in relation to the development of new systems.

Mr. Wennink added that Mr. Van der Klis' remarks regarding admission of guilt and violation of Nikon patents by ASML are incorrect. The only official ruling in the entire Nikon case was in favor of ASML. The prospect was a legal battle lasting for years, which would lead to high costs having to be made and whereby there would be no certainty whatsoever regarding the possible outcome.
The settlement consists of payment by ASML to Nikon of an amount for a cross-license agreement. The amount is based on the value of ASML's and Nikon's patent portfolios. The settlement is in line with common practice in the semiconductor industry. An elaborate explanation can be found in ASML's Annual Report.

Mr. Van den Brink further explained that having a particular patent portfolio does not automatically entail having a technological lead, as the implementation of patents also requires certain know-how and technology. An example is the fact that both Nikon and ASML possess patents relating to dual stage technology, but that only ASML has been able to develop a dual stage system, and install it at customers' sites.

Mr. Van der Klis stated that he would like to receive a further explanation concerning the financial aspects of the Nikon case and the booking of costs in relation thereto. Mr. Wennink explained that a perpetual license had been agreed upon relating to patents filed before January 1, 2003, which had been valuated at EUR 49 million, which amount had been directly charged against ASML's results of operations. In addition, the potential value of patents filed from January 1, 2003 until the end of 2009 (term of the cross-license) has been capitalized and will be amortized over a period of five years under cost of sales. The costs in relation herewith are paid in terms.

Mr. Stevense, representative of Stichting Rechtsbescherming Beleggers, asked questions relating to the orders won in Japan and their profitability, about the dollar sensitivity and the decrease of the percentage of sales made in Taiwan. In addition, he wanted a further explanation on the expectations for the first quarter of 2005, on the backlog for Arf systems and on the possibility of ASML entering the FPD market, especially in view of the acquisition of SVG which had turned out differently than expected. Finally, Mr. Stevense inquired after the possibility of revising the reserves and dividend policy and asked what caused the sales revenues to increase more than the service revenues.

Mr. Wennink explained that ASML always sells its systems at a profit. This also applies to the sales in Japan. With new customers the profit is relatively lower, because a lower premium is paid and because of higher service costs. Japan is a long-term growth market for ASML, which is profitable, but in relation to which there are high initial expenses. The Chairman furthermore pointed out that the Japanese market is very protected and therefore hard to penetrate.

Mr. Meurice answered the question on Taiwan by saying that Taiwanese customers are traditionally foundry customers. Recently, ASML has made progress in the Taiwanese memory business, which should make ASML's sales in this market less cyclical.
Regarding the dollar sensitivity, Mr. Meurice replied that the Euro-Yen rate is more important for ASML than the Euro-Dollar rate, as ASML's competitors price their systems in Yen. The strong Euro has had an impact, but this impact was limited.
With respect to the outlook for the first quarter of 2005, Mr. Meurice remarked that no further information could be given in relation hereto. The backlog for Arf systems represents about 65% of the total backlog and consists of first and second generation Arf systems and immersion systems, which are Arf based.
In relation to FPD, Mr. Meurice remarked that ASML could have a technology solution in this area, but that ASML will only enter the FPD market if there is sufficient commitment from customers.
ASML, as well as other companies in the semiconductor business, has not yet identified a service model that is sufficiently profitable, but ASML is constantly looking into this.

The Chairman responded to the remark about SVG by pointing to the fact that the semiconductor business collapsed just after the acquisition of this company. ASML had to do its utmost to keep its core business alive. In an upturn the situation might have been different. The decision on FPD will be taken very carefully, but future risks cannot be excluded.

On the question concerning the dividend policy the Chairman replied that he understands the question, but that ASML's net cash balance is not excessive. In the event that ASML is no longer able to invest its net cash in an efficient way in the Company, the current policy will be reconsidered.
Mr. Wennink added that, from a financing point of view, ASML should have a certain liquidity buffer, as a result of ASML's high risk profile (because of the high cyclical nature of the industry and the dependence on one product).

Mr. Van der Klis referred to article 40.1 of ASML's articles of association, in which article it is determined that the General Meeting of Shareholders decides on the profits and the reserves.

The Chairman replied that, in accordance with the articles of association, the reserves and dividend policy is determined by the Board of Management. The General Meeting of Shareholders is authorized to decide on the distribution of dividend remaining after reservation of the profits, on a proposal of the Board of Management. The Chairman added that the reserves and dividend policy is part of agenda item 2, which item shall be put to the vote after all questions have been answered.

Ms. Dijkstra, a representative of the Vereniging van Beleggers voor Duurzame Ontwikkeling ("VBDO"), complimented ASML with the simultaneous publication of its financial, social and environmental annual reports. She had a number of remarks. First of all, Ms. Dijkstra stated that she would like to know why ASML's financial, social and environmental reports have not been integrated into one annual report. She further stated that she is of the opinion that some information is missing from the social report, such as, among other things, quantitative data on the diversity of ASML's work force, on labor conditions and remuneration, and information about compliance with ASML's Ethical Code of Business Conduct by ASML suppliers. Ms. Dijkstra noted that she would furthermore like to know when suppliers would be audited in connection with the compliance with ASML's Code of Conduct and when a report would be published in this respect. In addition, according to Ms. Dijkstra, data on the EHS policy of ASML's Asian facilities are missing. Finally, Ms. Dijkstra asked where ASML stands in terms of the performance in the field of social and environmental policy compared to 2003 and compared to its peer companies, and whether ASML had formulated ambitious targets for the short and long term.

Mr. Meurice answered that a lot of work still needs to be done in this area. He proposed to schedule a meeting with the VBDO to discuss this subject in more detail.

Ms. Dijkstra then asked what concrete actions had been undertaken in this field during the previous year.

Mr. Meurice answered that there had been a restatement of the EHS report and that the processes in this area had been reviewed, and that he realizes that ASML probably does not fully meet the VBDO's standards in this area.

Mr. Wennink added that the procedures for gathering information had been tightened and that data on labor conditions had been included in the EHS report.
Regarding the remark on ethical business conduct, Mr. Wennink mentioned that within ASML a lot of attention had been paid to the Code of Ethical Business Conduct in 2004 and that this code had been applied to suppliers by means of long term agreements.

The Chairman emphasized that the Annual Report should continue to be accessible and easily referenced and pointed out that relevant information can be found on ASML's web site. ASML will consider the possibility of including a summary, but certainly not an extensive report, in the financial report.

Mr. Van der Klis then stated that he would like additional information on lead-time options that ASML issues and on lead-time reduction, and he asked whether EUV is economically viable and what the future perspectives for EUV are. He added that he would like to know what Intel's share is in ASML's sales and how ASML sees its competitors and the innovations they are working on.

Mr. Meurice replied that a system of slotting had been introduced with the purpose to reduce lead-times. The question on Intel cannot be answered, because of commitments made with Intel in relation thereto.

With respect to the question on EUV, Mr. Van den Brink explained that ASML considers EUV to be the most probable solution for post-193nm technology. Currently the resolution can be further expanded by using immersion technology. EUV will most likely not be used in production until the end of this decade. EUV has to be economically viable for both ASML and its customers. ASML intends to ship two prototype EUV systems to consortia in 2006, where further research will be done with respect to this technology and its economical viability.

Regarding the competition in the field of EUV, Mr. Van den Brink stated that ASML is the only supplier of EUV systems who will most likely be able to evaluate with customers in such an early stage. With respect to the current competition, Mr. Van den Brink said that in other technology areas, among others immersion, ASML has a technological lead as well.

Mr. Martens, a private shareholder, then stated that, in view of the fact that ASML does not currently pay any dividends, the only way to realize a profit from ASML shares is by buying at low and selling at high share prices.

The Chairman reiterated that ASML would reconsider its dividend policy if the conditions mentioned earlier would be fulfilled. Another possibility for investing surplus cash would be the purchase of the Company's own shares. The Chairman stated that he was of the opinion that the value increase of a company should be the primary driver of shareholders.

Mr. Boom, a private shareholder, referred to the possibility of armed force by China in Taiwan, where a number of important ASML customers are located, and he posed the question as to how ASML assessed that political risk.

The Chairman answered that it was not up to ASML to have an opinion on that political situation, but noted that the existence of the risk is acknowledged in ASML's Annual Report.

Mr. Stevense came back on the remark regarding dividend and purchase of own shares. The Chairman replied that both options are not excluded, but that no commitments could be made at that moment.

Mr. Vrijdag, a private shareholder, proposed to put the dividend policy to the vote. Mr. Van der Klis added that, in accordance with the Tabaksblat Code, dividend policy should be a separate agenda item.
The Chairman stated that only item e of agenda item 2 (the adoption of financial statements) would be put to the vote, and that item d could not be treated as a separate agenda item, as many shareholders had voted by proxy prior to the meeting.

Mr. Van der Klis commented that the targets for the variable part of the remuneration of the Board of Management were not quantified and that he was of the opinion that this did not contribute to the transparency of the Company.

The Chairman replied that the absolute value of the targets could not be disclosed, because of the sensitivity of this information. He added that the Remuneration Policy for the Board of Management had been approved in the General Meeting of Shareholders of 2004. This policy is still in force. In case of material changes in the policy, the policy will be submitted to the General Meeting of Shareholders for approval.

After this round of questions, the Chairman proposed to resolve by acclamation to adopt the 2004 financial statements prepared in accordance with Dutch law. As a number of shareholders insisted on a vote by poll, the Chairman decided to vote by means of the electronic voting devices and gave the floor to Mr. Van Olffen so that he could lead the voting procedure.

Mr. Van Olffen gave an explanation on the electronic voting process and gave the shareholders the opportunity to cast their votes, after which the meeting was adjourned in expectation of the voting result.

After a short recess Mr. Van Olffen announced the results of the vote, which included proxy votes which had been cast prior to the meeting, as follows:

------------------------- ----------------------- ------------------------
        For                      Against                  Abstain
------------------------- ----------------------- ------------------------
    47,643,784                     8,674                 3,968,052
------------------------- ----------------------- ------------------------

Following the foregoing, the Chairman noted that the proposal under agenda item 2e (adoption of 2004 financial statements prepared in accordance with Dutch law) was adopted.

The Chairman then moved on to item 3 on the agenda.

3.     Discussion of the Corporate Governance Chapter in the Annual Report 2004.

The Chairman informed the meeting that agenda item 3 was a discussion item and referred to the presentation given by Mr. Meurice earlier in the meeting. He then gave the shareholders the opportunity to ask questions in relation to this subject.

Ms. Van Waveren, a representative of a number of pension funds and Robeco holding a total of 1,215,487 ASML shares, asked why item 3 was not a voting item, so that compliance with the Tabaksblat Code could be established by way of shareholder approval. Furthermore, Ms. Van Waveren remarked that she was not convinced of the independence of the Supervisory Board members, and she made a remark on the number of Supervisory Board memberships of Mr. Frohlich. In addition, Ms. Van Waveren had a number of objections to the existence of priority shares and the foundation holding these shares, and she proposed to abolish these priority shares. Ms. Van Waveren continued by criticizing the fact that the Board of Management's performance targets had not been disclosed and that a provision regarding the observation of the principle of reasonableness is missing in the remuneration policy. Ms. Van Waveren concluded by saying that in her opinion ASML complies with the Tabaksblat Code for most part and that, had the item been put to the vote, she would have voted in favor.

The Chairman responded by saying that Mr. Frohlich would reduce the number of Supervisory Board positions he holds. This does not concern the membership of ASML's Supervisory Board. Furthermore, the Chairman remarked that an extensive explanation regarding the performance targets had already been given and he continued by saying that the independence of the Supervisory Board is an important point for ASML. He continued that finding qualified candidates is the first matter of importance. In addition, the Chairman pointed to the importance of having recent, up-to-date knowledge and experience in the Supervisory Board, which is contributed by Messrs. Van der Poel and Bilous.

With respect to the comments regarding priority shares, the Chairman said that ASML would await the outcome of the discussion about anti take-over measures and that a decision on the possible abolishment of the priority shares would be taken at a later point in time. He further stated that it was not possible to put agenda item 3 to a vote for the same reasons as those mentioned under agenda item 2.

Mr. Van der Klis concurred with Ms. Van Waveren and added that, according to him, ASML deviated from the Tabaksblat Code with respect to the following recommendations: 11.1.1 regarding the term of appointment of Board of Management members, 11.2.1 regarding options as a conditional element of remuneration, 11.2.3 regarding the provision that Board of Management members should retain their ASML shares for a minimum of five years, and that these shares are awarded depending on the realization of quantifiable targets specified beforehand, 11.2.7 regarding severance payment, 11.2.9 regarding the publication of the company's website of the remuneration report, and 11.2.14 regarding the valuation and explanation of stock options in the annual report.

The Chairman replied that the Tabaksblat Committee had discussed how to deal with existing employment contracts of Board of Management members. The outcome of that discussion was that existing contracts should be honoured; Board of Management members are free to choose between their existing contract and an arrangement in accordance with the recommendations of the Tabaksblat Code. At ASML, only Mr. Meurice has an employment contract in accordance with the new regime. The Chairman added that no severance payment was agreed upon with the other members of the Board of Management, who have chosen to keep their existing contracts.

Mr. Wennink then remarked that options are awarded on the condition that the criteria are met, and that an embargo period of three years applies. Shares are granted conditionally on the basis of the realization of quantifiable targets specified beforehand; after three years an evaluation takes place, after which an embargo period of three years applies. Thus, the Board of Management member may not dispose of his shares for six years.

An explanation regarding the valuation of options is given on page 73/74 of the US GAAP annual report. In accordance with current Dutch GAAP no costs have been included in the statutory annual report. Under IFRS costs will be included; under US GAAP it will be required to include the actual value of options in the financial statements as of July 2005.

Mr. Van der Klis furthermore remarked that, in his opinion, Mr. Grassmann, former CEO of Carl Zeiss, was not independent, and that Mr. Frohlich held too many Supervisory Board positions. The Chairman answered that Mr. Grassmann had left Carl Zeiss four years ago, as a result of which he was considered independent according to the Tabaksblat criteria. Mr. Frohlich will cease to be a Supervisory Board member at Equant, as a result of an acquisition of Equant by France Telecom and the subsequent liquidation of that company.

Mr. Van der Klis then commented that, according to him, ASML did not comply with the recommendation of the Tabaksblat Code that the Chairman of the Supervisory Board should not be the Chairman of the Remuneration Committee as well.
The Chairman responded by saying that this remark was not correct, as Mr. Westerburgen is the Chairman of the Remuneration Committee. Mr. Westerburgen took the opportunity to come back to the discussion on performance criteria and emphasized the fact that shareholders could and should trust that the Supervisory Board and the Remuneration Committee would set the targets for the variable part of the remuneration of the Board of Management taking into account the principle of reasonableness.

Mr. Swinkels, a private shareholder, proposed to link the dividend policy and the remuneration policy for the Board of Management.

The Chairman thanked him for this suggestion, but explained that the long-term stock is awarded to members of the Board of Management on the basis of the Return on Invested Capital ("ROIC").

Mr. Stevense remarked that he objected to the granting of bonuses based on targets unknown to shareholders.
The Chairman pointed to the fact that the remuneration policy had been extensively discussed and approved during the 2004 shareholders' meeting. This policy does not provide for excessive bonuses. Any material changes in the policy will be submitted to the shareholders for approval.

As there were no further questions regarding this agenda item, the Chairman proceeded with agenda item 4.

4. Discharge of the members of the Board of Management from liability for their responsibilities in the financial year 2004.

The Chairman gave no further explanation regarding this agenda item, and there being no further questions or comments, the Chairman proposed to resolve by acclamation to grant full discharge to the members of the Board of Management from liability for their responsibilities in the financial year 2004.

The General Meeting of Shareholders subsequently resolved by acclamation to grant full discharge to the members of the Board of Management from liability for their responsibilities in the financial year 2004, taking into account that prior to the meeting the following proxy votes had been received:

-------------------------------------------------------------------------------
Name proxy holder               For              Against              Abstain
-------------------------------------------------------------------------------
Ms. Keizer                   10,292,270            1,447                5,846
-------------------------------------------------------------------------------
Mr. Mullink                     213,221                0                    0
-------------------------------------------------------------------------------
Ms. Musters                  10,206,226            4,179              119,004
-------------------------------------------------------------------------------
Mr. Russ                     22,522,747           12,600              337,441
-------------------------------------------------------------------------------
Mr. Ter Voort                 4,955,477                0                    0
-------------------------------------------------------------------------------

Then, the Chairman moved on to item 5 on the agenda.

5. Discharge of the members of the Supervisory Board from liability for their responsibilities in the financial year 2004.

No further explanation was given regarding this agenda item and no questions were posed. Therefore, the Chairman proposed to the meeting to resolve by acclamation to grant full discharge to the members of the Supervisory Board from liability for their responsibilities in the financial year 2004.

The General Meeting of Shareholders subsequently resolved by acclamation to grant full discharge to the members of the Supervisory Board from liability for their responsibilities in the financial year 2004, taking into account that prior to the meeting the following proxy votes had been received:

-------------------------------------------------------------------------------
Name proxy holder                   For               Against          Abstain
-------------------------------------------------------------------------------
Ms. Keizer                       10,291,967            1,750            5,846
-------------------------------------------------------------------------------
Mr. Mullink                         213,221                0                0
-------------------------------------------------------------------------------
Ms. Musters                      10,206,226            4,179          119,004
-------------------------------------------------------------------------------
Mr. Russ                         22,522,747           12,600          337,441
-------------------------------------------------------------------------------
Mr. Ter Voort                     4,955,477                0                0
-------------------------------------------------------------------------------

Thereafter, the Chairman continued with the discussion of agenda item 6.

6.     Approval of stock option and share arrangements.

The Chairman informed the meeting that this item entailed the proposal of the Supervisory Board to approve the stock option arrangement for the financial year 2005 and the share arrangement for the Board of Management, and to approve the maximum number of options to be granted to the Board of Management and employees, in accordance with the text as included in the meeting agenda.

The Chairman then offered the attendees the opportunity to ask questions.

Mr. Van der Klis asked what had been the incentive for the grant of 30,000 options with an option period of ten years to Mr. Dunn in April 2004, while Mr. Dunn had left ASML per October 1 2004.

The Chairman replied that this grant concerned options related to function and not to performance. The option grant was part of the financial settlement of Mr. Dunn's employment contract.

Mr. Van der Klis furthermore asked if the options granted to the Board of Management were to be retained for a certain period. Mr. Wennink answered that an embargo period of three years applies to these options.

The Chairman proposed to resolve by acclamation to approve the option and share arrangements as stated in the agenda.

The General Meeting of Shareholders subsequently resolved by acclamation to approve the proposal, taking into account that prior to the meeting the following proxy votes had been received:

--------------------------------------------------------------------------------
Name proxy holder                  For             Against            Abstain
--------------------------------------------------------------------------------
Ms. Keizer                      10,256,546           37,204            5,813
--------------------------------------------------------------------------------
Mr. Mullink                        213,221                0                0
--------------------------------------------------------------------------------
Ms. Musters                     10,284,430           44,979                0
--------------------------------------------------------------------------------
Mr. Russ                        22,709,098          163,690                0
--------------------------------------------------------------------------------
Mr. Ter Voort                    4,955,477                0                0
--------------------------------------------------------------------------------

The Chairman then moved on to item 7.

7.     Profile of the Supervisory Board

The Chairman referred to the agenda and the explanatory notes thereto and gave the shareholders the opportunity to ask questions.

As no questions were asked, the Chairman moved on to agenda item 8.

8.     Composition of the Supervisory Board.

The Chairman informed the meeting that Messrs. Westerburgen and Attardo retired by rotation this year. Mr. Westerburgen is available for reappointment. Mr. Attardo had decided not to make himself available for reappointment. The Chairman thanked Mr. Attardo for his contribution in the past years. Furthermore, the Chairman announced that it had been decided to increase the number of Supervisory Board members to eight, also because of the strengthened recommendation right of the Works Council, as a result of which there were three vacancies.

The Supervisory Board nominated for (re)appointment Messrs. Westerburgen and Bilous, the intended successor of Mr. Attardo, and Ms. leke van den Burg, who was recommended by the Works Council on the basis of its strengthened recommendation right.

The Chairman continued by explaining that this agenda item consisted of two voting items. First the making of recommendations for (re)appointment of Supervisory Board members, or the application for extension to make such recommendations, would be put to the vote. In case no use would be made of these rights, the proposal to (re)appoint the candidates as nominated would be put to the vote.

Next, the Chairman gave the shareholders the opportunity to ask questions.

Ms. Musters, a representative of a number of foreign shareholders, indicated that it was not exactly clear which items were discussion items and which items were voting items under agenda item 8.
The Chairman explained that the first two sub items were informative items and that the last to sub items were voting items.

Then the Chairman proposed to resolve by acclamation not to use the recommendation right accruing to the General Meeting of Shareholders, nor the right to apply for extension, and also to resolve by acclamation to reappoint Mr. Westerburgen and to appoint Mr. Bilous and Ms. Van den Burg.

The General Meeting of Shareholders subsequently resolved by acclamation to approve both proposals, taking into account that prior to the meeting the following proxy votes had been received:

With respect to agenda item 8c:

--------------------------------------------------------------------------------
 Name proxy holder                 For              Against            Abstain
--------------------------------------------------------------------------------
Ms. Keizer                     10,290,135             2,927              6,501
--------------------------------------------------------------------------------
Mr. Mullink                       213,221                 0                  0
--------------------------------------------------------------------------------
Ms. Musters                       358,062                 0          9,971,347
--------------------------------------------------------------------------------
Mr. Russ                       22,872,788                 0                  0
--------------------------------------------------------------------------------
Mr. Ter Voort                           0                 0          4,955,477
--------------------------------------------------------------------------------

With respect to agenda item 8d:

--------------------------------------------------------------------------------
 Name proxy holder                   For            Against             Abstain
--------------------------------------------------------------------------------
Ms. Keizer                       10,265,690            761              33,112
--------------------------------------------------------------------------------
Mr. Mullink                         213,221              0                   0
--------------------------------------------------------------------------------
Ms. Musters                         431,362              0           9,898,047
--------------------------------------------------------------------------------
Mr. Russ                         22,872,788              0                   0
--------------------------------------------------------------------------------
Mr. Ter Voort                         9,690              0           4,945,787
--------------------------------------------------------------------------------

Then, the Chairman proceeded with item 9 on the agenda.

9.     Vacancies Supervisory Board in 2006.

The Chairman announced that Messrs. Dekker and Grassmann would retire by rotation in 2006 and noted that the General Meeting of Shareholders had a recommendation right with respect to these vacancies. As no questions were asked, he then moved on to agenda item 10.

10.    Remuneration of the Supervisory Board.

The Chairman proposed to increase the remuneration of the Chairman of the Audit Committee by EUR 5,000 per year, as a result of increased activities and responsibilities. In addition it was proposed to grant an extra remuneration in the amount of EUR 10,000 per year to Mr. Bilous in connection with his special responsibilities towards the US government as a result of the SVG acquisition in 2001.

The Chairman then gave the attendees the opportunity to ask questions.

Mr. Van der Klis asked what Mr. Bilous' extra responsibility entailed.

The Chairman replied that in connection with the acquisition of SVG the CFIUS Committee of the US government had demanded that a US citizen would be appointed as Supervisory Board member. This US Supervisory Board member is required to file a report explaining how ASML deals with former SVG's assets twice per year.
Mr. Wennink added that this bi-annual report entails filing a written report of approximately 30 pages. The US Supervisory Board member is responsible and liable for the report.

Mr. Van den Burg, Chairman of the Works Council of ASML Netherlands B.V., referred to the negotiations with respect to a collective labor agreement for the industry in which ASML operates, which negotiations had reached a deadlock, and he asked the Supervisory Board and the Board of Management if they were willing to endorse that the current ratio between employee and senior management salaries should be maintained despite recent developments.

The Chairman appreciated the question, but pointed to the fact that the present item concerned the remuneration of the Supervisory Board and that this item could not be linked to the remuneration system for Board of Management and employees.

The Chairman proposed to resolve by acclamation to approve the proposal to increase the annual remuneration of the Chairman of the Audit Committee by Euro 5,000 and to grant an extra remuneration of EUR 10,000 per year to Mr. Bilous.

The General Meeting of Shareholders subsequently resolved by acclamation to approve the proposal, taking into account that prior to the meeting the following proxy votes had been received:

--------------------------------------------------------------------------------
 Name proxy holder             For               Against               Abstain
--------------------------------------------------------------------------------
Ms. Keizer                  10,291,105               1,987               6,471
--------------------------------------------------------------------------------
Mr. Mullink                    213,221                   0                   0
--------------------------------------------------------------------------------
Ms. Musters                 10,325,230               4,179                   0
--------------------------------------------------------------------------------
Mr. Russ                    22,688,390             163,690              20,708
--------------------------------------------------------------------------------
Mr. Ter Voort                4,955,477                   0                   0
--------------------------------------------------------------------------------

Next, the Chairman proceeded with item 11.

11.    Proposal to amend the Articles of Association of the Company.

The Chairman explained that the reason for the amendment of the Articles of Association was the introduction of the new Structure Regime which became effective October 1, 2004, and the legislation in connection therewith. The shareholders were then offered the opportunity to ask questions related to this item.

Ms. Van Waveren said that she was disappointed by the fact that ASML had only implemented the minimum provisions prescribed by the act, for instance with respect to article 30.2 of the proposed Articles of Association regarding the right of shareholders to submit agenda items. The proposed amendments to the Articles of Association provide that agenda items must be submitted at least 60 days prior to convocation of the meeting, which Ms. Van Waveren considered to be too long. She therefore suggested that ASML publish a draft agenda well in advance of the shareholders' meeting.
Furthermore, Ms. Van Waveren expressed the opinion that the Supervisory Board should have the ultimate decision right regarding the inclusion of agenda items proposed by shareholders, instead of the Board of Management. Ms. Van Waveren then proposed to put on the agenda for next year's shareholders' meeting the abolition of the Stichting Prioriteitsaandelen ASML Holding N. V. (ASML Holding N.V. Priority Shares Foundation). Ms. Van Waveren concluded with the announcement that she abstained from voting for 1,215,487 shares.

The Chairman answered that the issues raised by Ms. Van Waveren would be taken into consideration.

Mr. Van der Klis added to the remarks of Ms. Van Waveren that in his view the quorum requirement which applies to the appointment of Supervisory Board members was too high and that he considered it desirable to introduce a registration date.

Mr. Van Olffen responded by saying that both remarks were in fact incorrect. No quorum requirement applies to the appointment of Supervisory Board members. In case the General Meeting of Shareholders rejects the nominations made by the Supervisory Board, there is a quorum requirement of one-third of the issued capital, and in such case a decision is taken by simple majority. Furthermore, ASML had introduced the registration date in 2004. Regarding the suggestion that ASML had implemented only the minimum provisions the new Structure Regime, Mr. Van Olffen stated that ASML implemented the provisions of the act, and that there was no room for deviations.

After this round of questions, the Chairman proposed to resolve by acclamation to amend the Articles of Association of the Company in accordance with the draft that had been made available for inspection and to authorize the lawyers of De Brauw Blackstone Westbroek N.V. to apply for regulatory approval and to pass the deed of amendment.

The General Meeting of Shareholders subsequently resolved by acclamation to approve the proposal, taking into account that prior to the meeting the following proxy votes had been received:

--------------------------------------------------------------------------------
 Name proxy holder                For              Against             Abstain
--------------------------------------------------------------------------------
Ms. Keizer                     10,292,856             504               6,203
--------------------------------------------------------------------------------
Mr. Mullink                       213,221               0                   0
--------------------------------------------------------------------------------
Ms. Musters                    10,329,409               0                   0
--------------------------------------------------------------------------------
Mr. Russ                       22,839,480               0              33,308
--------------------------------------------------------------------------------
Mr. Ter Voort                   4,955,477               0                   0
--------------------------------------------------------------------------------

The Chairman moved on to agenda item 12.

12. Proposal to authorize the Board of Management for a period of 18 months from March 24, 2005, subject to approval of the Supervisory Board and the Meeting of Holders of Priority Shares, to issue shares or rights to subscribe for shares in the capital of the Company within the limits laid down in the Articles of Association of the Company, as well as to restrict or exclude the pre-emption right accruing to shareholders. This authorisation will be limited to (i) 10% of the paid-up capital at the time of authorisation, plus (ii) an additional 10% of the paid-up capital at the time of authorisation, which 10% can only be used in connection with or on the occasion of mergers and/or acquisitions.

The Chairman explained that this agenda item consisted of two elements. The first element is the issue of shares; the second element is the limitation or exclusion of the pre-emption right accruing to shareholders. For approval of the first element a simple majority is required; for the second element a two-third majority. The Chairman continued with the announcement that prior to the meeting the following proxy votes had been cast:

------------------------------------------------------------------------------
Name proxy holder                 For              Against            Abstain
------------------------------------------------------------------------------
Ms. Keizer                      4,932,021          5,361,046            6,496
------------------------------------------------------------------------------
Mr. Mullink                       213,221                  0                0
------------------------------------------------------------------------------
Ms. Musters                     6,753,506          3,482,241           93,662
------------------------------------------------------------------------------
Mr. Russ                       12,224,058         10,628,022           20,708
------------------------------------------------------------------------------
Mr. Ter Voort                   1,381,451          2,896,726          677,300
------------------------------------------------------------------------------

The Chairman concluded that, because of the total of 22,368,035 votes which had been cast against the proposal, there was no two-third majority in favor, as a result of which the entire proposal under agenda item 12 had been rejected.

The Chairman further remarked that this item had been often used in the past for the issue of shares in connection with convertible bonds issued by ASML. The exclusion of the pre-emption right is important in this respect, because of the short window of opportunity to issue convertible bonds.
The current authorization to issue shares ends September 18, 2005. The item will be put on the agenda again next year, possibly split.

There being no questions, the Chairman proceeded with agenda item 13.

13. Proposal to authorize the Board of Management for a period of 18 months from March 24, 2005 to acquire such a number of shares as permitted within the limits of the law and the Articles of Association of the Company, for valuable consideration, on Euronext Amsterdam N.V. or the Nasdaq National Market or otherwise, at a price between, on the one hand, an amount equal to the par value of the shares and, on the other hand, an amount equal to 110% of the market price of these shares on Euronext Amsterdam N.V. or the Nasdaq National Market; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official List of Euronext Amsterdam N.V. or as reported on the Nasdaq National Market.

As this was a routine proposal, the Chairman referred to the explanation in the agenda and did not further discuss this proposal. He then gave the attendees the opportunity to pose questions.

There were no questions asked.

On the proposal of the Chairman, the meeting then resolved by acclamation to authorize the Board of Management to acquire shares in the capital of the Company for a period of 18 months commencing March 24, 2005, in accordance with the proposal set out in the agenda, taking into account that prior to the meeting the following proxy votes had been received:

--------------------------------------------------------------------------------
 Name proxy holder                 For               Against           Abstain
--------------------------------------------------------------------------------
Ms. Keizer                      10,232,394            61,356             5,813
--------------------------------------------------------------------------------
Mr. Mullink                        213,221                 0                 0
--------------------------------------------------------------------------------
Ms. Musters                     10,329,409                 0                 0
--------------------------------------------------------------------------------
Mr. Russ                        22,795,580            56,500            20,708
--------------------------------------------------------------------------------
Mr. Ter Voort                    4,955,477                 0                 0
--------------------------------------------------------------------------------

The Chairman subsequently moved to items 14 and 15.

14.      Any other business

The Chairman gave those present the opportunity to pose questions concerning matters that had not yet been discussed during the meeting.

Mr. Vrijdag asked if an explanation could be given regarding the application form for the minutes of the shareholders' meeting.

Ms. Keizer explained that, in accordance with the Tabaksblat Code, ASML would make the draft minutes available for inspection within three months after the meeting. Subsequently, shareholders will have the opportunity to submit remarks for a period of three months, after which the minutes will be finalized and adopted. By filling out a special form shareholders may apply for the draft or the final minutes, or both versions.

15. Closing

The Chairman thanked those present for their attendance and then closed the meeting.

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the principal product of our customer base, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Attachment 1

Code Tabaksblat - deviations

   o Contracts members BOM signed before March 24, 2004 will be honored - incl. terms, severance payment etc.
   o     Performance criteria
         - no details because of competition sensitive information
   o     Term to retain stock
         - 3 plus 3 years; approved by AGM
   o     Possible non-independence Members of Supervisory Board
         - as explained in last year's AGM and in Corporate Governance Chapter
   o     Supervisory Board memberships of F. Frohlich
         - will be reducing number of memberships
   o     Supervisory Board chairmanship S. McIntosh November 2004
         - after announcement retirement